

April 9, 2014

Via E-mail
Mr. Alejandro Cestero
Co-General Counsel and Corporate Secretary
Weatherford International Limited
2000 St. James Place
Houston, Texas 77056

Re: **Weatherford International Limited**
Registration Statement on Form S-4
Filed April 2, 2014
File No. 333-194993

Dear Mr. Cestero:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Where You Can Find More Information, page 61

1.   We note that your filing incorporates by reference Weatherford Switzerland's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. We also note that Part III of the Form 10-K incorporates by reference the proxy statement for the 2014 annual general meeting of shareholders, which has not been filed. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until Weatherford Switzerland's 10-K is amended to include Part III information, or Weatherford Switzerland has filed the proxy statement. Refer to Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01.

Exhibits

General

2.   To the extent any of your opinions limit reliance by investors, please file revised opinions without such limitations. For example, we note that the legality opinion filed as Exhibit 5.1 states that it may not be relied upon or distributed to any other person without prior written consent. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

3.   Given your discussion under "Material Tax Considerations" starting at page 28 and the related risk factor at page 17, entitled, "We and our shareholders could be subject to increased taxation if Weatherford Ireland is considered to be tax resident in both Switzerland and Ireland," your status as a "tax resident" in Ireland and/or Switzerland appears to be a material tax consequence. Please file revised tax opinions that opine on whether you are deemed a "tax resident" in Ireland and/or Switzerland. See Item 601(b)(8) of Regulation S-K.

Exhibits 8.1, 8.2 and 8.3

4.   It appears that counsel's assumption (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties, is overly broad. Please obtain and file revised opinions.

5.   For the tax opinions filed as Exhibits 8.1 and 8.3, please also ensure that the revised tax opinions clarify that the related discussion in the registration statement constitutes counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director